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                                                                    EXHIBIT 99.1

                                  Press Release


                    BAAN COMPANY PROMOTES MARY COLEMAN TO CEO

                     COMPANY NAMES MANAGEMENT BOARD NOMINEES

     BARNEVELD, THE NETHERLANDS AND RESTON, VIRGINIA, USA - MAY 26, 1999 - Baan Company N.V. (ASE: BAAN; Nasdaq: BAANF) announced today that Mary Coleman, current Baan President, will become CEO of the Company effective June 1. Coleman has also been nominated as Chairman of the Management Board, subject to shareholder ratification at the Company's annual shareholders meeting, scheduled for June 23 in The Netherlands. Tom Tinsley, current Management Board Chairman and CEO will pursue new business opportunities outside Baan, and will continue to provide counsel and assistance to the Company during the transition over the next two months. The Company also named today additional nominees to its Management Board.

     COLEMAN ASSUMES CEO ROLE AS BAAN RENEWS MOMENTUM

     "Baan is a global leader in the enterprise applications space," said Ms. Coleman. "We have the people, technology, and partnerships to extend our leadership into the rapidly expanding Internet economy. Our new e-commerce suite puts us at the forefront of the business-to-business Internet growth area. I look forward to my new responsibilities and helping Baan grow its position as one of the world's leading application providers."

     Ms. Coleman served as President and CEO of Aurum Software for four years through its IPO and subsequent acquisition by Baan in 1997. Upon joining Baan, Coleman managed the expansion and growth of the successful Baan Front Office Solutions division. Since becoming Baan President in October of last year, she and Mr. Tinsley have worked together to ensure that Baan maintained its momentum through a 100-day restructuring program which refocused the Company's efforts and reduced its ongoing cost structure by $60 million per quarter to align the business with reduced demand for ERP software principally due to Y2K. Coleman and Tinsley also recruited a seasoned new Supervisory Board of Directors and expanded the management team including a new Chief Financial Officer.

     "Mary's skills and capabilities were factors in our decision to acquire Aurum Software, Inc. in 1997," Mr. Tinsley said. "I promoted her to President last October to help drive the operational activities of the Company, and she has proven to be a true leader. We completed the steps to reposition Baan for success. I think this is a good time for me to pursue new challenges." Mr. Tinsley will provide assistance during a transition period that ends July 31.

     Mr. Tinsley has plans to pursue new business opportunities. One of the first is GuideStar (http://www.guidestar.org), an initiative of Philanthropic Research, Inc., a non-profit organization. Mr. Tinsley joined their Board last fall and will become increasingly active in executing on their strategy

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to transform philanthropy by providing exhaustive information about the work and finances of non-profit organizations to donors on the Internet.

     "Baan has benefited tremendously from Tom's commitment and vision over the past 3 1/2 years," said Coleman. "His foresight to acquire companies took Baan beyond ERP and into the high growth areas of customer relationship management and supply chain, changing the dynamics of the enterprise applications market. He was the first to see that a strong indirect channel could help ERP vendors tap into the growth potential of the midmarket, and led us to develop relationships with more than 230 resellers. Tom kept the Company true to its technology roots by protecting its commitment to R&D while building relationships with Microsoft and others to put us on the path to the high volume, low touch model that we think will help propel the future of this industry."

     MANAGEMENT BOARD NOMINEES

     The Company also announced that its annual shareholders meeting has been scheduled for June 23 in the Netherlands. The new Management Board nominees will be put forth for shareholder ratification at that time.

     Dutch companies are governed by a Supervisory Board (effectively the equivalent of a U.S.-style Board of Directors) and a Management Board, which is responsible for the day-to-day operations of the company. In addition to Ms. Coleman, the following individuals are also being nominated to the Management
Board:

     Peter Aird, Executive Vice President of Global Support;

     Jim Mooney, Executive Vice President, Chief Financial Officer;

     Laurens van der Tang, Executive Vice President for Research and Development; and

     Klaas Wagenaar, Executive Vice President for Operational and Strategic Initiatives.

     [Note to editors: Complete biographies for Nominees to the Management Board are available on the Baan web site at www.baan.com/announcement]

     "With today's announcement we build on Baan's forward momentum," said Pierre Everaert, Chairman of the Supervisory Board. "The Management Board nominees have the full support and enthusiasm of the new Supervisory Board. I believe this is the team, together with all our employees, to take Baan to the next level of success."

     ABOUT BAAN COMPANY

     Founded in 1978, Baan Company (ASE: BAAN; Nasdaq: BAANF) is a leading global provider of enterprise business software. Baan Company offers a comprehensive portfolio of best-in-class, component-based applications for front office, corporate office, and back office automation are in use at approximately 12,000 customer sites worldwide. Baan Company products reduce complexity, improve core business processes, are faster to implement and use, are more flexible than our

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competitors' in adapting to business changes, and optimize the management of information throughout the entire value chain.

     Baan Company has dual headquarters in Barneveld, The Netherlands and Reston, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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     Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

     "Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

     FOR MORE INFORMATION, PLEASE CONTACT:

     Baan Company (For Investor Relations)
     Mark Wabschall or David Spille
     Phone: +1.703.467.3201 and +31(0)34.242.8609
     Email: dspille@baan.com

     Baan Company (For Media)
     Ronald Florisson, Vice President of Corporate Communications
     Phone: +31(0)34.242.8786 (Europe) or +1 703-467-3000 (North America)